Exhibit 1

ASX ANNOUNCEMENT 14 December 2018 Westpac acknowledges the release of a consultation paper by the Reserve Bank of New Zealand (RBNZ) - Capital Review Paper 4: How much capital is enough? The RBNZ has today released a new consultation paper to seek the public’s view on a proposal, to significantly increase the level of regulatory capital in the New Zealand banking system. The key proposals include: • Recalibrating how risk weighted assets (RWA) is calculated for internal ratings based banks such as Westpac New Zealand Limited (WNZL) such that aggregate RWA increases to 90% of standardised RWA; Setting a Tier 1 capital requirement of 16% of RWA for systemically important banks (including WNZL) and 15% for all other banks; Maintaining the current Tier 2 capital requirement of 2% of RWA, but raise the question of whether Tier 2 should remain in the capital framework; and Staged transition of the different components of the revised framework over 5 years. • • • The proposed changes aim to further strengthen the NZ banking system to protect the economy and depositors from bank failure. The deadline for submissions is 29 March 2019. For the Westpac Group, any change in the capital held by WNZL has no impact on the Group’s reported regulatory capital ratios on a level 2 basis, which is the primary metric on which capital ratios are reported. The impact of any change is difficult to determine on both WNZL’s and the Group’s capital ratios as the initial proposals will change both Tier 1 capital and RWA. WNZL is already strongly capitalised with a Tier 1 capital ratio of 14.5% at 30 September 2018. Westpac will provide a submission to the RBNZ and will update the market once details become clearer. For further enquiries, please contact: David Lording Head of Media Relations M. 0419 683 411 Andrew Bowden Head of Investor Relations T. 02 8253 4008 M. 0438 284 863